UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 495th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON MAY 12th, 2025

1.    DATE, TIME AND VENUE:  On May 12th, 2025, at 11:00 a.m. (São Paulo local time), held remotely, as provided for in Article 19, First Paragraph of the Internal Regulations of the Board of Directors and Technical and Consultant Committees (“Regulations”) da Telefônica Brasil S.A. (“Company”).

2.    CALL NOTICE AND ATTENDANCE: The call was waived, given the presence of all members of the Board of Directors, who subscribe these minutes, as provided for in Article 15, Paragraph 2, of the Company’s Regulations, establishing, therefore, quorum according to the Company’s Bylaws for instating the meeting. The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the meeting as secretary.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.   AGENDA AND RESOLUTION: After examining the matters on the Agenda, the members of the Board of Directors unanimously decided as follows:

4.1. Proposal for the Declaration of Interest on Capital: The proposal for a statement of interest on capital by the Company ("IoC") was approved, based on the balance sheet of April 30th, 2025, in the gross amount of R$500,000,000.00, corresponding to R$425,000,000.00 net of income tax withheld at source. The value of the IoC statement declared is equivalent to the gross value of R$0.15431700818¹ per common share, being R$0.13116945695[1] net of income tax.

The IoC credit will be individually allocated to each shareholder, based on the shareholding position recorded by the Company at the end of May 22nd, 2025. After this date, the shares will be considered "ex-IoC".

The net value of the JSCP will be attributed to the mandatory dividend for the fiscal year ending on December 31st, 2025, ad referendum to the Ordinary General Meeting of the Company's Shareholders to be held in 2026, and the payment will be made by April 30th, 2026, with the date to be duly set by the Company's Board of Directors.

[1] Value per share calculated based on shareholding position as of May 2nd, 2025. Given the Company's Share Buyback Program in effect, the value per share may be subject to change, considering the Company's shareholding position to be verified on May 22nd, 2025.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 495th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON MAY 12th, 2025

5.        CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, May 12th, 2025. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé; Marc Xirau Trias; and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 495th Meeting of the Board of Directors of Telefônica Brasil S.A., held on May 12th, 2025, drawn up in the Company’s book. This is a free English translation.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 12, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director